                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                  ENVIRONMENTAL REMEDIATION HOLDING CORPORATION
                                (NAME OF ISSUER)

                         COMMON STOCK, $0.0001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    29406V100
                                 (CUSIP NUMBER)

                              CHROME ENERGY, L.L.C.
                           5444 WESTHEIMER, SUITE 1570
                              HOUSTON, TEXAS 77056
                           ATTENTION: SIR EMEKA OFFOR
                                 (713) 660-6974
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                FEBRUARY 15, 2001
              (DATE OF EVENT WHICH REQUIRES FILING THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 204.103d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
------------------------------------------------                         ---------------------------------------------
CUSIP NO. 29406V100                                       13 D
------------------------------------------------                         ---------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                          NAME OF REPORTING PERSON
                          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

           1              CHROME ENERGY, L.L.C.
----------------------------------------------------------------------------------------------------------------------
           2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                             (A)  / /
                                                                                                             (B)  /X/
----------------------------------------------------------------------------------------------------------------------
           3              SEC USE ONLY
----------------------------------------------------------------------------------------------------------------------
           4              SOURCE OF FUNDS

                          OO   MEMBER CAPITAL CONTRIBUTION
----------------------------------------------------------------------------------------------------------------------
           5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /
----------------------------------------------------------------------------------------------------------------------
                          CITIZENSHIP OR PLACE OF ORGANIZATION

           6              DELAWARE
----------------------------------------------------------------------------------------------------------------------
                                                              7   SOLE VOTING POWER
                                                                  281,497,051(1)
                                                                  -----------
                                                            ----------------------------------------------------------
                         NUMBER OF                            8   SHARED VOTING POWER
                          SHARES
                       BENEFICIALLY                               -0-
                           OWNED                            ----------------------------------------------------------
                          BY EACH                             9   SOLE DISPOSITIVE POWER
                     REPORTING PERSON                             281,497,051(1)
                           WITH                                   -----------
                                                            ----------------------------------------------------------
                                                                  SHARED DISPOSITIVE POWER
                                                             10
                                                                  -0-
----------------------------------------------------------------------------------------------------------------------
           11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          281,497,051(1)
                          -----------
----------------------------------------------------------------------------------------------------------------------
           12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                   / /
----------------------------------------------------------------------------------------------------------------------
           13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               54.2%(2)
                               ----
----------------------------------------------------------------------------------------------------------------------
           14             TYPE OF REPORTING PERSON

                               OO        (LIMITED LIABILITY COMPANY)
----------------------------------------------------------------------------------------------------------------------

                                        2
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------------------------------------------------                         ---------------------------------------------
CUSIP NO. 29406V100                                       13 D
------------------------------------------------                         ---------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                          NAME OF REPORTING PERSON
                          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

           1              CHROME OIL SERVICES LIMITED
----------------------------------------------------------------------------------------------------------------------
           2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                             (A)  / /
                                                                                                             (B)  /X/
----------------------------------------------------------------------------------------------------------------------
           3              SEC USE ONLY
----------------------------------------------------------------------------------------------------------------------
           4              SOURCE OF FUNDS

                          WC
----------------------------------------------------------------------------------------------------------------------
           5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /
----------------------------------------------------------------------------------------------------------------------
                          CITIZENSHIP OR PLACE OF ORGANIZATION
           6
----------------------------------------------------------------------------------------------------------------------
                                                              7   SOLE VOTING POWER
                                                                  281,497,051(1)(3)
                                                                  -----------
                                                            ----------------------------------------------------------
                         NUMBER OF                            8   SHARED VOTING POWER
                          SHARES
                       BENEFICIALLY                               -0-
                           OWNED                            ----------------------------------------------------------
                          BY EACH                             9   SOLE DISPOSITIVE POWER
                     REPORTING PERSON                             281,497,051(1)(3)
                           WITH                                   -----------
                                                            ----------------------------------------------------------
                                                                  SHARED DISPOSITIVE POWER
                                                             10
                                                                  -0-
----------------------------------------------------------------------------------------------------------------------
           11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          281,497,051(1)(3)
                          -----------
----------------------------------------------------------------------------------------------------------------------
           12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                   / /
----------------------------------------------------------------------------------------------------------------------
           13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               54.2%(2)(3)
                               ----
----------------------------------------------------------------------------------------------------------------------
           14             TYPE OF REPORTING PERSON
----------------------------------------------------------------------------------------------------------------------

                                        3


------------------------------------------------                         ---------------------------------------------
CUSIP NO. 29406V100                                       13 D
------------------------------------------------                         ---------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                          NAME OF REPORTING PERSON
                          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

           1              SIR EMEKA OFFOR
----------------------------------------------------------------------------------------------------------------------
           2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                             (A)  / /
                                                                                                             (B)  /X/
----------------------------------------------------------------------------------------------------------------------
           3              SEC USE ONLY
----------------------------------------------------------------------------------------------------------------------
           4              SOURCE OF FUNDS

                          PF
----------------------------------------------------------------------------------------------------------------------
           5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /
----------------------------------------------------------------------------------------------------------------------
                          CITIZENSHIP OR PLACE OF ORGANIZATION
           6
----------------------------------------------------------------------------------------------------------------------
                                                              7   SOLE VOTING POWER
                                                                  281,497,051(1)(4)
                                                                  -----------
                                                            ----------------------------------------------------------
                         NUMBER OF                            8   SHARED VOTING POWER
                          SHARES
                       BENEFICIALLY                               -0-
                           OWNED                            ----------------------------------------------------------
                          BY EACH                             9   SOLE DISPOSITIVE POWER
                     REPORTING PERSON                             281,497,051(1)(4)
                           WITH                                   -----------
                                                            ----------------------------------------------------------
                                                                  SHARED DISPOSITIVE POWER
                                                             10
                                                                  -0-
----------------------------------------------------------------------------------------------------------------------
           11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          281,497,051(1)(4)
                          -----------
----------------------------------------------------------------------------------------------------------------------
           12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                   / /
----------------------------------------------------------------------------------------------------------------------
           13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          54.2%(2)(4)
                          ----
----------------------------------------------------------------------------------------------------------------------
           14             TYPE OF REPORTING PERSON
----------------------------------------------------------------------------------------------------------------------

(1) Assumes conversion of all of the Convertible Securities (as hereinafter defined) as more fully described in Item 5 on page 6 hereof.

(2) The indicated shares of Common Stock (as hereinafter defined) represent 54.2% of the sum of (a) 498,698,199, the outstanding shares of Common Stock of the Issuer (as hereinafter defined) as of October 6, 2000, as represented by the Issuer in its stock transfer records and (b) 20,882,230 shares of Common Stock subject to the Convertible Securities.

(3)      Solely in its capacity as the sole member of Chrome Energy, L.L.C.

(4) Solely in his capacity as the sole manager of Chrome Energy, L.L.C. and as the sole stockholder, officer and director of Chrome Oil Services Limited.

ITEM 1.           SECURITY AND ISSUER

         The class of equity securities to which this statement on Schedule 13D (this "Statement") relates is the common stock, par value $0.0001 per share (the "Common Stock"), of Environmental Remediation Holding Corporation, a Colorado corporation (the "Issuer"). The principal executive offices of the Issuer are located at 16101 LaGrande, Suite 100, Little Rock, Arkansas 72223.

ITEM 2.           IDENTITY AND BACKGROUND.

         This Statement is being filed on behalf of (i) Chrome Energy, L.L.C., a Delaware limited liability company formed for the sole purpose of holding securities of the Issuer ("Chrome"), (ii) Chrome Oil Services Limited, a Bahamian corporation and the sole member of Chrome primarily engaged in providing financial services and advice to multinational energy companies ("COS"), and (iii) Sir Emeka C. Offor, the sole manager of Chrome and the sole stockholder, officer and director of COS ("Offor") (Chrome, COS and Offor are collectively referred to in this Statement as the "Reporting Persons"). Except for the relationships described above, no other persons control Chrome or COS.

         The principal business and office address of each of Chrome and COS are 5444 Westheimer, Suite 1570, Houston, Texas 77056, and 228 Muri Okunola Street, Victoria Island, Lagos, Nigeria, respectively.

         Offor is a citizen of Nigeria and his business address is 228 Muri Okunola Street, Victoria Island, Lagos, Nigeria. Offor's present principal occupation is sole officer and director of COS.

         During the last five years, no Reporting Person has been convicted in a criminal proceeding. During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As more fully described in Items 5 and 6 below, Chrome paid $6,000,000 to purchase the 281,497,051 shares of the Common Stock it is deemed to beneficially own and the 116,629,564 shares it transferred to its financial advisors subsequent to February 15, 2001. The source of funds used by Chrome to purchase the Common Stock was working capital derived from capital contributions from COS; COS obtained such funds from its working capital; and Offor obtained the funds for his initial capital contribution to COS from his personal funds.

ITEM 4.           PURPOSE OF TRANSACTION.

         Each Reporting Person acquired the securities covered by this Statement for investment purposes, and has acquired a controlling interest in the Issuer. In addition, the Reporting Persons are considering various courses of action with respect to the Issuer, including, but not limited to: (i) acquiring additional shares of the Common Stock in either the open market or privately negotiated transactions; (ii) proposing a merger, reorganization or similar affiliation or business combination involving the Issuer; (iii) replacing members of the Issuer's board of directors and management; or (iv) proposing changes in the capitalization, articles of incorporation, by-laws, corporate structure and dividend policy of the Issuer.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         Chrome is deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to be the beneficial owner of an aggregate of 281,497,051 shares of the Common Stock as a result of the consummation on February 15, 2001 of the transactions set forth in the Purchase Agreement (as hereinafter defined) as follows:

         (a) 260,614,871 shares of the Common Stock owned of record;

         (b) 12,157,335 shares of the Common Stock to be issued due to the conversion of the 8.0% Note Matured Amount (as hereinafter defined);

         (c) 4,021,562 shares of the Common Stock assuming the conversion of the First New Note (as hereinafter defined);

         (d) 3,158,333 shares of the Common Stock assuming the conversion of the Second New Note (as hereinafter defined); and

         (e) 750,000, 750,000, and 45,000 shares of the Common Stock assuming the exercise of the First Talisman Warrant (as hereinafter defined), the Second Talisman Warrant (as hereinafter defined) and the Elara Warrant (as hereinafter defined), respectively, each of which is currently exercisable by Chrome.

         The number of shares Chrome is deemed to beneficially own in items
(c)-(e) above assumes the consummation of certain transactions set forth in the Settlement Agreement (as hereinafter defined) and is based on Chrome's estimation of the balance and applicable interest on such notes as further described in Item 6 below. The number of shares Chrome is deemed to beneficially own with respect to each of the First Talisman Warrant, the Second Talisman Warrant, and the Elara Warrant (collectively, the "Warrants" and together with the 8.0% Note, the First New Note, and the Second New Note the "Convertible Securities") is calculated based on the current terms of each of the Warrants. However, the number of shares of the Common Stock issuable upon conversion or exercise, as applicable, and the conversion price or exercise price, as applicable, of each of the Convertible Securities is subject to adjustment based upon subsequent dilution of the outstanding Common Stock.

         Subsequent to February 15, 2001, Chrome transferred to its financial advisors an aggregate of 116,629,564 shares it acquired pursuant to the Purchase Agreement, decreasing the number of shares of Common Stock it holds of record as of February 24, 2001 from 377,244,385 to 260,614,821.

         Based upon the Issuer's stock transfer records as of October 6, 2000, there were 498,698,199 shares of the Common Stock issued and outstanding as of October 6, 2000, the 281,497,057 shares of the Common Stock that Chrome is deemed to beneficially own, as calculated pursuant to Rule 13d-3 of the Exchange Act, represent approximately 54.2% of the issued and outstanding shares of the Common Stock.

         COS, as the sole member of Chrome, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of the shares of the Common Stock beneficially owned by Chrome, and thus beneficially owns an aggregate of 281,497,057 shares of the Common Stock, which represents approximately 54.2% of the issued and outstanding shares of Common Stock.

         Offor, as the sole stockholder, officer and director of COS, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of the shares of the Common Stock beneficially owned by COS, and thus beneficially owns an aggregate of 281,497,057 shares of the Common Stock, which represents approximately 54.2% of the issued and outstanding shares of Common Stock.

         The information with respect to the power to vote or to direct the vote of and the power to dispose or to direct the disposition of the shares of the Common Stock set forth in Items 7-11 on pages 2-4 of this Statement is incorporated herein by reference.

         Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Common Stock during the past 60 days.

         No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On December 31, 2000, Talisman Capital Opportunity Fund Ltd., a corporation formed under the laws of the British Virgin Islands and formerly named Elara, Ltd. ("Talisman"), TC Hydro Carbon, Inc., a Delaware corporation ("TC Hydro Carbon"), and Chrome entered into that certain Purchase Agreement, as amended by a First Amendment thereto dated as of January 31, 2001 (as amended, the "Purchase Agreement"), providing for, among other things, the purchase by Chrome, for an aggregate purchase price of $6,000,000 cash, of:
(i) 375,000,000 shares of the Common Stock held and owned of record by TC Hydro Carbon; (ii) 2,244,385 shares of the Common Stock held and owned of record by Talisman; (iii) a convertible senior subordinated note from the Issuer due October 15, 2002, in the principal amount of $750,000 owned and held by Talisman (the "5.5% Note"); (iv) a convertible note from the Issuer due October 26, 2000, in the principal amount of $500,000, owned and held by Talisman (the "20% Note");
(v) a senior secured 8.00% exchangeable promissory note from the Issuer due September 1, 2004, in the principal amount of $4,000,000 owned and held by TC Hydro Carbon (the "8% Note"); (vi) a warrant certificate dated as of October 26, 1998, owned and held by Talisman providing the right to purchase 750,000 shares of the Common Stock from October 26, 1998, until October 26, 2008, (the "First Talisman Warrant"); (vii) a warrant certificate dated as of October 26, 1998, owned and held by Talisman providing the right to purchase 750,000 shares of the Common Stock from October 26, 1999, until October 26, 2008, (the "Second Talisman Warrant"); and (viii) a warrant certificate dated as of October 15, 1997, owned by Talisman providing the right to purchase 45,000 shares of the Issuer from October 15, 1997, until October 15, 2002 (the "ELARA Warrant").

         The Purchase Agreement is set forth in Exhibit 1 to this Statement and is incorporated herein in its entirety by reference in response to this Item. The foregoing description of the terms and provisions of the Purchase Agreement is a summary only, and is qualified in its entirety by reference to such document.

         Additionally, Chrome is a party to that certain First Amended Agreement dated February 9, 2001 (the "Settlement Agreement"), whereby the parties thereto have agreed to settle a derivative lawsuit (styled ENVIRONMENTAL REMEDIATION HOLDING CORPORATION, DERIVATIVELY BY AND THROUGH KEVIN BARTLEY ET AL V. TALISMAN CAPITAL OPPORTUNITY FUND L.P. ET AL) previously filed by certain of the Issuer's shareholders against several of the Issuer's former directors. Pursuant to the Settlement Agreement, the following actions will, to the extent not already completed, be consummated within a reasonable time after the Settlement Agreement receives the anticipated final approval of the court:

         (a) as required by the terms of the 8.0% Note and the Settlement Agreement, up to $2,200,000 of the advances under such note outstanding for more than 180 days and the accrued interest thereon as of January 31, 2001, a total of $2,431,467.43 (the "8.0% Note Matured Amount"), is convertible at any time into 12,157,335 shares of the Common Stock at a conversion price of $0.20 per share;

         (b) the 5.5% Note will be cancelled and the Issuer will execute a new convertible note (the "First New Note") payable to Chrome in an amount equal to the total of the outstanding principal balance of the 5.5% Note and all accrued interest thereon, such amount to be convertible, at Chrome's option, into shares of the Common Stock at $0.20 per share (Chrome estimates that, as of January 31, 2001, the amount of the First New Note will be approximately $804,312.50); and

         (c) the 20% Note will be cancelled and the Issuer will execute a new convertible note (the "Second New Note") payable to Chrome in an amount equal to the total of the outstanding principal balance of the 20% Note and all accrued interest thereon, such amount to be convertible, at Chrome's option, into shares of the Common Stock at $0.20 per share (Chrome estimates that, as of January 31, 2001, the amount of the Second New Note will be approximately $631,666.67).

         The Settlement Agreement is set forth in Exhibit 2 to this Statement and is incorporated herein in its entirety by reference in response to this Item. The foregoing description of the terms and provisions of the Settlement Agreement is a summary only, and is qualified in its entirety by reference to such document.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

The following exhibits are filed herewith:

         Exhibit 1. Purchase Agreement dated as of December 31, 2000, among Talisman Capital Opportunity Fund LTD., TC Hydro Carbon, Inc. and Chrome Energy, L.L.C.

         Exhibit 2. First Amended Agreement between Kevin Bartley et al and Chrome Energy, L.L.C., dated February 9, 2001.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  February 26, 2001

                                       CHROME ENERGY, L.L.C.



                                       By:  /s/ Chude Mba
                                          --------------------------------------
                                            Chude Mba, President



                                       CHROME OIL SERVICES, LTD.



                                       By: /s/ Sir Emeka Offor
                                          --------------------------------------
                                            Sir Emeka Offor, President


                                           /s/ Sir Emeka Offor
                                          --------------------------------------
                                            SIR EMEKA OFFOR